BAYTEX CONFERENCE CALL AND WEBCAST ON FIRST QUARTER 2021 RESULTS TO BE HELD ON APRIL 30, 2021

CALGARY, ALBERTA (April 22, 2021) - Baytex Energy Corp. (TSX: BTE) will release its 2021 first quarter financial and operating results after the close of markets on Thursday April 29, 2021. A conference call and webcast will be held on Friday April 30, 2021 to discuss the results.

Conference Call Details:

Date:             Friday April 30, 2021

Time:             9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:         1-416-915-3239 (Toronto Local and International)
                    1-800-319-4610 (North America Toll-Free)

Webcast:         http://services.choruscall.ca/links/baytex20210430.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com